SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G


                    UNDER THE SECURITIES EXCHANGE ACT 1934 1


                           PANAGRA INTERNATIONAL CORP.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                          COMMON STOCK, $.01 PAR VALUE
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    6911N 10 3
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                                 (CUSIP Number)


                                 MARCH 27, 2001
--------------------------------------------------------------------------------
              Date of Event Which Requires Filing of this Statement


Check the appropriate box to designate the rule pursuant to which this Schedule is filed

     [ ]  Rule 13d-1(b)

     [X]  Rule 13d-1(c)

     [ ]  Rule 13d-(d)




------------------------
1 The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.


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CUSIP No. 6911N 10 3                  13G                    Page  2 of  4 Pages
         -----------                                              --    --


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1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

          Alan Gelband
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2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [ ]
                                                                 (b)  [X]
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3.   SEC USE ONLY


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4.   CITIZENSHIP OR PLACE OF ORGANIZATION

          U.S.A.
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  NUMBER OF    5.   SOLE VOTING POWER

   SHARES                547,972 shares (includes 97,972 shares for which he
                         may be deemed the beneficial owner
 BENEFICIALLY  -----------------------------------------------------------------
               6.   SHARED VOTING POWER
  OWNED BY
                         -0-
    EACH       -----------------------------------------------------------------
               7.   SOLE DISPOSITIVE POWER
  REPORTING
                         547,972 shares (includes 97,972 shares for which he may
   PERSON                be deemed the beneficial owner
               -----------------------------------------------------------------
    WITH       8.   SHARED DISPOSITIVE POWER

                         -0-
--------------------------------------------------------------------------------
9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          547,972 shares (includes 97,972 shares for which he may be deemed the beneficial owner
--------------------------------------------------------------------------------
10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

                                                                          [ ]
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11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

          15.2%
--------------------------------------------------------------------------------
12.  TYPE OF REPORTING PERSON*

          IN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13G

     Alan Gelband is filing this Schedule 13G on behalf of himself with respect to shares of Common Stock, $.01 par value (the "Common Stock"), of Panagra International Corp., a New York corporation (the "Company"), for which he is the direct beneficial owner or for which he may be deemed a "beneficial owner" pursuant to Rule 13d-3 under the Securities Exchange Act of 1934 (the "Exchange Act").

Item 2(a).     Name of Persons Filing:
               ----------------------

               Alan Gelband ("Gelband")

Item 2(b).     Address of Principal Business Office:
               ------------------------------------

               575 Madison Avenue, 7th Floor
               New York, New York  10022

Item 2(c).     Citizenship:
               -----------

               U.S.A.

Item 4.        Ownership:
               ---------

               Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in item 1.

               (a)  Amount beneficially owned: 547,972 shares*
                                               --------------

               (b)  Percent of class: 15.2%
                                      -----

               (c)  Number of shares as to which such person has:

                    (i)  Sole power to vote or direct the vote 547,972 shares.*
                                                               --------------

                    (ii) Shared power to vote or direct the vote:  -0-
                                                                   ---

                    (iii) Sole power to dispose or direct the disposition
                          of 547,972 shares*
                             --------------

                    (iv) Shared power to dispose of direct the disposition
                         of  -0-.
                             ---

     *Includes an aggregate of 97,972 shares of Common Stock beneficially owned by (i) Alan Gelband Company, Inc. Defined Contribution Pension Plan and Trust of which Gelband is a trustee and the sole beneficiary and has sole dispositive and voting power with respect to its securities, (ii) as custodian for his minor children, (iii) by his wife, (iv) by a foundation over which Gelband has sole dispositive and voting power with respect to its securities and (v) by a corporation of which Gelband may be an "affiliate."

     The number of shares beneficially owned and the percentage of outstanding shares represented thereby for the Reporting Person have been computed in accordance with Rule 13d-3 under the Exchange Act. The percentage of ownership described above is based on 3,600,000 shares of Common Stock outstanding as reported in the Company's quarterly report on Form 10-QSB for the quarterly period ended September 30, 2000.

Item 5.   Ownership of Five Percent or Less of a Class.
          ---------------------------------------------

          Not Applicable.

Item 6.   Ownership of More than Five Percent on Behalf of Another Person.
          ---------------------------------------------------------------

          Not applicable.

Item 7. Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company
          or Control Person.
          ------------------------------------------------------------------

          Not applicable.

Item 8.   Identification and Classification of Members of the Group.
          ---------------------------------------------------------

          Not applicable.

Item 9.   Notice of Dissolution of Group.
          ------------------------------

          Not applicable.

Item 10.  Certification.
          -------------

          By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of such securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE
                                    ---------

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:  March 27, 2001


                                             /s/ Alan Gelband
                                             -------------------------------
                                                       Alan Gelband